LINCOLN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS (MD&A) AS OF MAY 31, 2009 TO ACCOMPANY THE INTERIM CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS OF LINCOLN GOLD CORPORATION FOR THE QUARTER ENDED MARCH 31, 2009.

This discussion and analysis should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2008 and the notes thereto. All financial amounts are stated in Canadian currency unless stated otherwise.

This discussion is meant to be an update of the Management Discussion and Analysis for the fiscal year ended December 31, 2008 dated May 25, 2009 and does not necessarily repeat information that has not significantly changed since the audited financial statements were issued.

This MD&A contains certain forward looking statements based on the best beliefs, and reasonable assumptions of the management of Lincoln Gold Corporation. There are many risks and uncertainties attached to the mineral exploration business. Given these risks and uncertainties, the reader should not place undo reliance on these forward looking statements. See additional comments and discussion under Risks and Uncertainties in this MD&A.

Selected Annual Information for the Quarters ended March 31

	Three Months ended March 31,		
	2009	2008	2007 (restated)
Exploration expenses	$ 24,587	$ 667,966	$ 13,992
Administrative expenses	222,058	163,846	44,606
Loss before other items	(246,645)	(831,812)	(58,598)
Interest income	-	392	117
Recapture of IVA taxes - Mexico	27,514	-	-
Loss and comprehensive loss for the period	$ (219,131)	$ (831,420)	$ (58,481)
Loss per share Basic and diluted	$ (0.00)	$ (0.02)	$ (0.00)

Phone: (604) 688-7377 Website: www.lincolngold.com

The Company did not have any sales, discontinued operations, extraordinary items, cash dividends in the period under review. Material factors affecting operations and mineral property expenditures are described elsewhere in this MD&A.

Results of Operations

Note: All of the property reviews and technical information located below can be viewed in more detail on SEDAR at www.sedar.com and on the Company's website at www.lincolngold.com.

Overview

There was limited work carried out on the properties during the first quarter of 2009.

The Hannah Property, Nevada, USA

The Hannah Property is located approximately 55 miles east of Reno, Nevada in the southern portion of the Trinity Range north of Interstate 80 in Churchill County. Access is east from Reno via Interstate 80 and then north on gravel and dirt roads from Hot Springs Flat to the Property.

Lincoln has an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003, as amended January 7, 2007 and January 10, 2008, between us and Larry and Susan McIntosh of Gardnerville, Nevada. Lincoln has the option to acquire a 100% interest in the Hannah property by making aggregate payments to the McIntosh's in the amount of $210,000. Lincoln may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013.

In February 2009, the Company entered into a joint venture agreement with Enexco International Inc ("Enexco") whereby Enexco is required to complete a work program, to include 2400 meters of drilling in 12 core holes, to earn a 60% interest in the property. Enexco plans to mobilize one of its company-owned drills to the property and commence drilling in May of this year.

Financial and General

The Company has reinforced its focus in mineral exploration in Mexico and Nevada. It is the Company's intent to become a mineral producer. It currently has no producing properties and no operating income. In addition, it does not expect to have operating income in the near future and consequently the Company only reports minor revenues from interest earned on money invested. The Company depends on equity financings to fund its exploration.

LINCOLN GOLD CORPORATION

Summary of Quarterly Results:

2009 Quarterly Results:		4th Quarter		3rd Quarter		2nd Quarter		1st Quarter
Revenue	$	-	$	-	$	-	$	-
Net loss		-		-		-		(219,131)
Basic and diluted loss per share		-		-		-		(0.00)
Total assets		-		-		-		229,139
Working capital (deficiency)		-		-		-		(2,735,505)

2008 Quarterly Results:		4th Quarter		3rd Quarter		2nd Quarter		1st Quarter
Revenue	$	-	$	-	$	-	$	-
Net loss		(362,007)		(154,656)		(1,335,157)		(831,420)
Basic and diluted loss per share		(0.00)		(0.00)		(0.02)		(0.02)
Total assets		199,450		37,152		83,812		137,457
Working capital (deficiency)		(2,517,729)		(1,981,478)		(1,799,642)		(625,967)

2007 Quarterly Results (restated):								
Revenue		-		-		-		-
Net loss (gain)	$	(365,304)	$	(590,740)	$	(144,465)	$	(58,481)
Basic and diluted loss per share		(0.02)		(0.01)		(0.00)		(0.00)
Total assets		286,734		294,281		217,445		10,045
Working capital (deficiency)		(71,665)		137,500		27,038		(207,649)

* No exercise or conversion is assumed during the years in which a net loss is incurred, as the effect is anti-dilutive.

Details of Revenue and Expenses

Revenue and Net Loss

Lincoln started 2009 with a negative working capital position of $2,517,729 and by the end of the three month period ended March 31, 2009 the working capital deficiency increased to $2,735,505. This represents a further net decrease of $217,776 in working capital. Most of this can be accounted for in the interest expense that is being accrued on the debt the Company is carrying. In general, the Company is trying to incur a minimum of expenses until the merger with LPT is completed.

Phone: (604) 688-7377 Website: www.lincolngold.com

Liquidity and Solvency

The following table summarizes the Company's cash on hand, working capital and cash flow:

As at		March 31, 2009		December 31, 2008
Cash and equivalents	$	30,199	$	1,553
Working capital deficiency		(2,735,505)		(2,517,729)

Period ended		March 31, 2009		March 31, 2008
Cash used in operating activities		5,575		(508,868)
Cash used in investing activities		-		(9,563)
Cash provided by financing activities		23,071		478,608
Change in cash	$	28,646	$	(39,823)

The Company has a large working capital deficiency at March 31, 2009 of $2,735,505 and as such needs to raise sufficient monies in the short term to fund its operations. The Company is also in default on one of its loans with which four claims of the Pine Grove properties were used as collateral.

The Company is dependent on the sale of treasury shares to finance its exploration activities, property acquisition payments and general and administrative costs. The Company will have to raise additional funds in 2009 to continue its operations. There can be no assurance, however, that the Company will be successful in its efforts. If such funds are not available or other sources of financing cannot be obtained, then the Company will be forced to curtail its activities.

Capital Resources

The Company's capital resources are not sufficient to continue its pace of mineral exploration and development. The Company will need to raise significant additional funds during 2009 either by way of a private placement or a brokered financing. The Company has a commitment to explore the Pine Grove and La Bufa properties. All properties have expenditure commitments to meet and while expenditures can be reduced slightly from this year the commitments must be met.

Management will continue to explore alternative ways to raise funds so as to minimize dilution to shareholders where possible.

Outstanding Share Data

The Company has an authorized share capital of an unlimited number of common shares, of which 55,392,000 were issued and outstanding at the end of 2008 compared to 51,391,666 at the end of 2007. At March 31,2009 and as of the date of this report there were 55,592,000 common shares issued and outstanding. See Note 8 in the interim unaudited consolidated financial statements for details

The Company has outstanding a total of 9,971,000 full share equivalent warrants outstanding as of March 31, 2009 ranging in price from $0.20 to $1.35 per share. At the date of this report 3,275,000 warrants have expired leaving a total of 6,696,000 outstanding.

Full share equivalent warrants outstanding and exercisable at March 31, 2009:

Number Of Warrants		Exercise Price	Expiry Date
1,075,000	US $	1.35	July 27, 2010
3,275,000	US $	0.15	May 14, 2009 (expired)
4,250,000	US $	0.15	August 23, 2009
1,033,500	$	0.25	January 21, 2010
37,500	$	0.25	March 3, 2010
200,000	$	0.25	April 14, 2010
100,000	$	0.20	May 15, 2010
9,971,000			

The Company has no shares remaining in escrow at December 31, 2008.

See Note 10 in the interim unaudited consolidated financial statements for details.

The Company has a stock option plan in place and at December 31, 2008 a total of 2,450,000 exercisable options were outstanding at a price of $0.20 per share. The weighted average exercise price is $0.25 per share. The maximum number of shares subject to the plan, in the aggregate may not exceed 10% of the Company's issued shares. The Company uses the Black-Sholes option pricing model to estimate the fair value of the options.

The options outstanding and exercisable at March 31, 2009 are as follows:

Number Of Options		Exercise Price	Expiry Date
2,450,000	US $	0.25	September 25, 2010

At the date of this report no new options have been granted, expired or cancelled.

See Note 9 in the interim unaudited consolidated financial statement for details.

Proposed Transactions

As happens within the mineral exploration and mining development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions including other opportunities that could add to shareholder value. The Company is in the process of merging with LPT Capital Ltd. As part of the structuring of the outstanding share capital of LPT in connection with the Plan of Arrangement, LPT and Lincoln Gold have agreed to a consolidation of LPT's outstanding common shares on a 1 new for 1.5 old basis. The issuance of 23,000,000 post consolidation LPT shares to Lincoln Gold's shareholders under the Plan of Arrangement was negotiated on the basis of the consolidation having been completed. The consolidation is a condition to the closing of the Arrangement. In addition, the proposed private placement is structured on a post-consolidation basis. As part of the consolidation, in accordance with

requirements of the TSX-Venture Exchange and in anticipation of the completion of the Plan of Arrangement, LPT will change its name to "Lincoln [Mining] Corporation".

Additional Disclosure for Venture Issuers without Significant Revenue

The Company has expensed the following material cost components:

	Period ended March. 31, 2009	Period ended March 31, 2009
Consulting Fees	$ 11,624	$ 5,724
Management Services	$ 17,500	$ 13,417
Investor Relations	$ 13,607	$ 41,091
Professional Fees	$ 88,457	$ 41,092
Office	$ 12,022	$ 10,547
Interest expense	$ 77,867	$ 3,783

The above information shows that interest expense and professional fees account for the biggest increase from the same quarter in the prior year. This is consistent with a company trying to minimize operating expenses but complete the proposed transaction with LPT.

Financing Activities

In May 2009, the Company issued to Almaden Minerals Ltd. 200,000 shares to fulfill its requirements of the option agreement is has for the Mexican La Bufa property.

Related Party Transactions

During the three-month period ended March 31, 2009, the Company paid or accrued management fees and consulting fees of $8,306 (2008 – $14,543) and rent, included in office, of $1,131 (2007 - $300) to the Vice President of the Company, management fees of $17,500 (2008 - $13,417) to company owned by the President of the Company and consulting fees of $nil (2008 - $nil) to a company owned by the CFO of the Company.

As at March 31, 2009, the Company owed $75,989 (2008 - $28,618) to various directors and officers of the Company which is included in accounts payable. In October 2008 and as amended in April 2009, the Company signed an agreement whereby $32,020 of the amounts due to directors and officers would be settled through a cash payment of $7,520 and the issuance of 490,000 shares of the Company. At March 31, 2009, the Company owed $65,231 (2008 - $nil) for rent and administrative expenses to a company which shares a director in common with the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies

The Company adopted the following new accounting policies effective January 1, 2009:

(a) Goodwill and intangible assets

The Company will adopt the new standard *Goodwill and Intangible Assets* (Section 3064) for its fiscal year beginning January 1, 2009. This Section replaces Section 3062, *Goodwill and Other Intangible Assets,* and Section 3450, *Research and Development Costs*. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in *Section 3062*. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Recent accounting pronouncements

(a) Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Section 1582 *Business Combinations,* 1601 *Consolidated Financial Statements* and 1602 *Non-controlling Interests* which replace CICA Handbook Sections 1581 *Business Combinations* and 1600 *Consolidated Financial Statements*. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

(b) International financial reporting standards ("IFRS")

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial instruments

The Company's financial instruments consist of cash, receivables, prepaids, payables and accruals, loan and notes payable and advances payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The carrying values of these financial instruments approximate their cost, unless otherwise noted. See Note 13 in the interim unaudited financial statements to for the quarter ended March 31, 2009 for further information.

Investor Relations

During the quarter ended March 31, 2009, the Company entered into a consulting agreement for investor relations services whereby the Company paid a monthly fee of $2,000 plus taxes and covers reasonable expenses.

Investor relations are important to the Company as it competes with many hundreds of other companies for the same interests and investment capital. Consequently the Company uses outside consultants and internal means to promote itself.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements. To the best of management's knowledge there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations.

Risks and Uncertainties

Junior companies involved in mineral exploration are exposed to a business that is inherently speculative in nature, immensely competitive and is generally risky in nature for many and varied reasons. Time and money invested in exploration and development will not necessarily mean a discovery of significant value.

Metals prices are completely independent of the efforts of any one junior mining company and are very volatile which can lead to funding uncertainties and mineral discovery irregularities. In addition, the cost of doing business varies from place to place and regulations imposed by different governments can lead to exploration uncertainties.

The Company explores in Nevada and Mexico. In Mexico, the Company has to deal with government policies that are different than in Nevada. However Nevada's mining rules and regulations have changed over the years and will continue to do so.

The Company has limited financial resources and only has limited means to raise funds through the issue of stock. If the Company is able to find, explore and develop a mineral resource there is still no certainty that additional funds will be available to advance the project even further. Failure to obtain more financing could lead to a loss of prospective properties. In addition the Company's inability to become listed on a Canadian exchange may limit its ability to continue on its own.

We are a junior mineral resource exploration company. We compete with other mineral resource exploration companies for financing and for the acquisition of new mineral properties. Many of

the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties.
We will also compete with other junior mineral exploration companies for financing from a limited number of investors that are prepared to make investments in junior mineral exploration companies. The presence of competing junior mineral exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors.

Trends

Trends in the industry can materially affect how well any junior exploration company is performing. Metal prices recently have weakened and as a result world wide exploration has taken a downward turn. The demand for metals in North America and Europe has declined. Under the current adverse economic conditions the Company is finding it difficult to complete its exploration and development commitments. However use of metals in China and other parts of Asia remains quite strong and this may have a positive impact on overall world metal demand. The price of precious metals, in particular gold and silver remains high. This trend is expected to continue but the question remains for how long.

Outlook

The outlook for metals continues to decline and this is reflected in the Company's reduced financial strength. Metal requirements have decreased over the last nine to twelve months and while this decline has stabilized somewhat the overall economic health around the world is low. Metal requirements are expected to remain reduced for a lengthy period and hence commodity prices are expected to stay low. This is a far different from the conditions that prevailed in the previous four or five years. The prospect for financing our projects is questionable and this may not enable the Company to continue as a viable entity. Also the Company's on going quest to become listed on a Canadian exchange may limit its ability to stay viable. Both the Pine Grove and La Bufa projects are significant assets but each will require additional large investments for development and this investment may or may not be available. The Company's focus on gold and silver is positive since these metals are staying strong in demand and price.

Cautionary Statement

This document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statement. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies

to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date of statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other actors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

Phone: (604) 688-7377 Website: www.lincolngold.com